SEC
Mail Processing
Section

FEB 27 2017

Washington DC
416

17005797

RMS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48236

48326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOLONEY SECURITIES CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13537 BARRETT PARKWAY DRIVE #300
(No. and Street)

MANCHESTER	MO	63021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DON HANCOCK (314) 909-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYD, FRANZ & STEPHANS LLP
(Name – *if individual, state last, first, middle name*)

999 EXECUTIVE PARKWAY, SUITE 301	ST. LOUIS	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aup

OATH OR AFFIRMATION

I, DON HANCOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOLONEY SECURITIES CO., INC., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

mary L Carter

Notary Public

MARY L. CARTER
Notary Public - Notary Seal
State of Missouri, Jefferson County
Commission # 15486645
My Commission Expires Oct 4, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOLONEY SECURITIES CO., INC.

Financial Statements
For the Year Ended December 31, 2016
With
Report of Independent Registered Public
Accounting Firm

Public Document

MOLONEY SECURITIES CO., INC.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2

FINANCIAL STATEMENTS:

Statement of Financial Condition 3

Notes to Financial Statements 4-7

Exemption Report SEA Rule 17a-5(d)(4) 8

Report of Independent Registered Public Accounting Firm
Review of the Exemption Report SEA Rule 17a-5(g)(2)(ii) 9

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Moloney Securities Company, Inc.

We have audited the accompanying statement of financial condition of Moloney Securities Co., Inc., (a Missouri corporation and wholly owned subsidiary of Briar Green Holdings, Inc.), as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Moloney Securities Co., Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Moloney Securities Co., Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Boyd, Franz & Stephans LLP

Boyd, Franz & Stephans LLP
St. Louis, Missouri
February 17, 2017

MOLONEY SECURITIES CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	776,916
Commissions receivable-broker		394,938
Commissions receivable-other		137,587
Employee advances		149,306
Prepaid expenses		26,164
Deposits		45,235
Due from affiliates		161,194
Other receivables		26,674
Total Assets	$	1,718,014

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	13,028
Commissions payable		798,194
Due to affiliates		16,162
Other payables		89,501
Total Liabilities		916,885
Stockholders' equity:		
Common stock with par value; authorized 900,000 shares; issued and outstanding 34,765.999 shares at stated value		273,440
Paid-in capital		793,335
Retained earnings		384,354
Distributions to stockholder		(650,000)
Total Stockholder's Equity		801,129
Total Liabilities and Stockholder's Equity	$	1,718,013

See accompanying notes.

MOLONEY SECURITIES CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 - DESCRIPTION OF BUSINESS

Moloney Securities Co., Inc., a Missouri corporation, was organized in 1995 for the purpose of providing broker- dealer services to its customers. The Company services various regions of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, and insurance products. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and various states.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

As of January 1, 2016 the Company received approval from FINRA to re-organize into a holding company structure. As a result, the company became a wholly owned subsidiary of Briar Green Holdings, Inc. (the Parent).

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and related commission revenue and expense are recorded on a trade date basis. Acting as an agent, the Company may buy and sell securities on behalf of its customers. In return for such services, the Company charges a commission. Each time customers enter into a buy or sell transaction, a commission is earned by the Company for its selling and administration efforts.

Commissions payable are current obligations to brokers resulting from the buying and selling of securities and annuities to customers in the ordinary course of business.

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of Financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's policy is to expense non-direct response advertising costs when incurred. The total advertising costs charge to expense for the year ended December 31, 2016, was $6,640. The Company does not utilize direct- response advertising and, accordingly, no provision for capitalizing these costs has been made.

NOTE 4 – RELATED PARTY TRANSACTIONS

As of January 1, 2016, the Company became a wholly-owned subsidiary of Briar Green Holdings, Inc. (the "Parent") and it implemented an expense sharing agreement with the Parent. The Parent shared certain operating and overhead costs such as administrative support, management, office space, office equipment and other services under this expense sharing agreement with the Company. The Parent also provides human resources services such as payroll and benefits processing under a human resources service agreement to the Company. The Company also conducts intercompany transactions with the Parent's other subsidiaries related to certain operating costs.

The balance due from affiliates on the Statement of Financial Condition of $161,194 is comprised of $134,848 that the Company prepaid to the Parent for the shared expenses, payroll, and benefits processing and $26,346 is a receivable from an affiliate of the Company for operating costs. The due to affiliate of $16,162 is a payable to another affiliate of the Company for operating costs.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($61,126 at December 31, 2016), or $50,000 whichever is greater. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital and net capital requirements of approximately $362,842 and $61,126, respectively. The Company's ratio of aggregate indebtedness to net capital is 2.53 to 1.00.

NOTE 6 – RESERVE REQUIREMENTS

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 7 - LEASES

The Parent has assumed the lease for the headquarters in St Louis from the Company. For the branch offices, the Parent is in the process of assuming those leases from the Company. The Company's branch offices are under several short-term and long-term agreements that expire in various years through 2019. Certain of the leases provide for renewal options. The leases are classified as operating leases. Certain of the office space leases contain provisions for additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. Annual base rental payments are as follows:

Year Ending December 31,	
2017	104,286
2018	58,406
2019	6,954
	$ 169,646

Minimum future rental payments, reflected above, have not been reduced by future sublease rentals due from certain officers, directors and independent contractors of the Company under cancelable subleases.

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. The activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

NOTE 9 – INCOME TAXES

As of July 1, 1995, the Company, with the consent of its initial shareholder, elected under the Internal Revenue Code to become an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 10 – EMPLOYEE BENEFIT PLANS

As of January 1, 2016, the Company's employee benefit plan was assumed by the Parent. Allocation of this expense is assigned by the Parent to the Company per the expense sharing and human resources agreement.

MOLONEY SECURITIES CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 11 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2016, the Company did not have any level 2 or level 3 inputs.

NOTE 12 – OTHER ITEMS

The Company has been named in 3 arbitration claims. At this time, the cases are ongoing. The Management of the Company, after consultation with outside legal counsel believes that the resolution of these claims will not result in any material adverse effect on the Company's financial position.

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events were evaluated through date the financial statements were issued.

MOLONEY SECURITIES

13537 Barrett Parkway Drive • Suite 300
Manchester, Missouri 63021
314.909.0600
314.909.0606 fax

EXEMPTION REPORT
SEC RULE 17a-5(d)(4)

February 7, 2017

Boyd, Franz & Stephans LLP
999 Executive Parkway
Suite 301
St. Louis, MO 63141

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Moloney Securities Co., Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Donald Hancock

Title: CEO

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

Report of Independent Registered Public Accounting

To the Board of Directors and Stockholders
of Moloney Securities Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Moloney Securities Co., Inc. identified the following provisions of 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Moloney Securities Co., Inc. stated that Moloney Securities Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Moloney Securities Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moloney Securities Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boyd, Franz & Stephans LLP

Boyd, Franz & Stephans LLP
St. Louis, Missouri
February 17, 2017